(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2012

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2012, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

Smythe Ratcliffe LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditors’ report. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has also been audited by Smythe Ratcliffe LLP, and their opinion is included in their report.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)

Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

March 27, 2013
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012, 2011 and 2010 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal controls over financial reporting as at December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission (COSO) and our report dated March 27, 2013 expresses an unqualified opinion on Quaterra Resources Inc.’s internal control over financial reporting.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
March 27, 2013

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2012 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and our report dated March 27, 2013 expressed an unqualified opinion.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
March 27, 2013

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents		$1,795,555	$12,147,321
Restricted cash		80,148	94,638
Amounts due from exploration partners		613,753	240,222
Taxes receivable		30,294	15,498
Prepaids and deposits		220,164	257,488
		2,739,914	12,755,167
Non-current assets:
Marketable securities	4	12,333	27,667
Taxes receivable		-	919,315
Equipment	5	224,876	348,795
Mineral properties	6	70,165,561	59,040,786
Reclamation bonds		170,287	519,092
Total assets		$73,312,971	$73,610,822

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$656,115	$1,829,704
Due to related parties	10	26,990	47,884
		683,105	1,877,588
Non-current liability
Derivative liability - warrants	7(b)	774,673	-
Total liabilities		1,457,778	1,877,588

Shareholders' Equity
Share capital	7	115,816,740	111,923,521
Share-based payment reserve		19,020,057	17,988,540
Accumulated other comprehensive loss		-	(51,199)
Deficit		(62,981,604)	(58,127,628)
		71,855,193	71,733,234
Total liabilities and shareholders' equity		$73,312,971	$73,610,822

Approved on behalf of the Board of Directors:

“Thomas Patton” (signed)	“Anthony Walsh” (signed)
Thomas Patton	Anthony Walsh

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	Years ended December 31,
		2012	2011	2010
General and administrative expenses
Administration and general office		$726,113	$701,670	$579,032
Consulting		366,364	644,757	369,779
Depreciation		133,595	149,810	95,184
Directors' fees		126,971	110,294	113,240
Investor relations and communications		224,409	309,110	274,827
Personnel costs		1,135,986	1,152,792	833,372
Professional fees		595,753	429,889	473,532
Share-based payments	8 (a)	1,046,517	2,846,707	2,251,258
Transfer agent and regulatory fees		142,561	149,580	157,205
Travel and promotion		53,137	203,086	134,443
		(4,551,406)	(6,697,695)	(5,281,872)
Exploration partner administration income		90,847	181,417	155,639
Foreign exchange loss		(166,914)	(189,877)	(324,828)
Fair value gain on derivative liability	8 (e)	-	-	4,037,184
Gain on sale of mineral property	6 (c)	820,712	-	50,000
General exploration costs		(182,852)	(506,297)	(794,571)
Impairments		-	(4,183,224)	(622,121)
Interest income		57,985	169,662	11,321
Recovery (write-off) of equipment		39,954	(38,525)	-
Impairment of marketable securites	4	(66,533)	-	-
Write-off of taxes receivable	15	(895,769)	-	-

Net loss for the year		(4,853,976)	(11,264,539)	(2,769,248)
Unrealized loss on marketable securities		(15,334)	(34,000)	(4,333)
Transfer on impairment of marketable securities		66,533	-	-
Comprehensive loss for the year		$(4,802,777)	$(11,298,539)	$(2,773,581)
Loss per share - basic and diluted		$(0.03)	$(0.08)	$(0.02)
Weighted average number of common shares outstanding		155,378,395	144,227,216	122,095,093

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2012	2011	2010
Operating activities
Net loss for the year	$(4,853,976)	$(11,264,539)	$(2,769,248)
Items not involving cash:
Depreciation	133,595	149,810	95,184
Share-based payments	1,046,517	2,846,707	2,251,258
Gain on sale of mineral property	(820,712)	-	(50,000)
Unrealized loss (gain) on foreign exchange	43,266	22,210	(23,689)
Shares issued for services	30,000	90,000	90,000
Impairments	-	4,183,224	622,121
Impairment of marketable securities	66,533	-	-
Write-off of equipment	-	38,525	-
Write-off of taxes receivable	895,769	-	-
Fair value gain on derivative liability	-	-	(4,037,184)
	(3,459,008)	(3,934,063)	(3,821,558)
Changes in non-cash working capital
Taxes and other receivables	(14,796)	(626,826)	(247,664)
Prepaids and deposits	37,324	(4,452)	(75,433)
Accounts payable and accrued liabilities	(60,356)	181,646	15,551
Due to related parties	(20,894)	6,659	(209,412)
Cash used in operating activities	(3,517,730)	(4,377,036)	(4,338,516)

Financing activities
Shares issued for cash, net of issue costs	3,848,219	15,530,711	27,685,252
Warrants issued for cash	774,673	-	-
Cash provided by financing activities	4,622,892	15,530,711	27,685,252

Investing activities
Expenditures on mineral properties	(13,397,677)	(17,345,625)	(9,049,566)
Due from exploration partners	(373,531)	638,548	(626,866)
Purchase of equipment	(9,676)	(318,787)	(150,433)
Reclamation bonds	348,805	(143,425)	(90,813)
Proceeds from sale of mineral property	1,980,381	-	10,000
Restricted cash	11,500	(48,886)	(45,752)
Cash used in investing activities	(11,440,198)	(17,218,175)	(9,953,430)
Effect of foreign exchange on cash	(16,730)	(394)	23,689
Decrease in cash and cash equivalents during the year	(10,351,766)	(6,064,894)	13,416,995
Cash and cash equivalents, beginning of year	12,147,321	18,212,215	4,795,220
Cash and cash equivalents, end of year	$1,795,555	$12,147,321	$18,212,215
Supplemental cash flow information (Note 11)

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Common Shares		Share-based payment	Accumulated Other
	Shares	Amount	reserve	Comprehensive Loss	Deficit	Total
Balance at December 31, 2009	111,459,371	$63,168,843	$13,453,030	$(12,866)	$(44,093,841)	$32,515,166
Shares issued for cash, net of issue costs	14,725,618	19,955,427				19,955,427
Exercise of options and warrants	9,954,486	7,729,825				7,729,825
Common shares issued for services	74,686	90,000				90,000
Common shares issued for mineral property	250,000	355,500				355,500
Fair value of compensation options		(533,480)	533,480			-
Fair value of options and warrants exercised		594,075	(594,075)			-
Fair value of derivative liability - warrants exercised		4,440,760				4,440,760
Share-based payments			2,251,258			2,251,258
Unrealized loss on available-for-sale marketable securities				(4,333)		(4,333)
Net loss for the year					(2,769,248)	(2,769,248)
Balance, December 31, 2010	136,464,161	95,800,950	15,643,693	(17,199)	(46,863,089)	64,564,355
Shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options and warrants	12,505,732	9,611,829				9,611,829
Common shares issued for services	89,983	90,000				90,000
Fair value of options and warrants exercised		501,860	(501,860)			-
Share-based payments			2,846,707			2,846,707
Unrealized loss on available-for-sale marketable securities				(34,000)		(34,000)
Net loss for the year					(11,264,539)	(11,264,539)
Balance, December 31, 2011	152,353,283	111,923,521	17,988,540	(51,199)	(58,127,628)	71,733,234
Shares issued for cash, net of issue costs	10,541,571	3,848,219				3,848,219
Cancelled shares	(2,501)					-
Common shares issued for services	98,483	45,000	(15,000)			30,000
Share-based payments			1,046,517			1,046,517
Unrealized loss on available-for-sale marketable securities				(15,334)		(15,334)
Impairment of available-for-sale marketable securities				66,533		66,533
Net loss for the year					(4,853,976)	(4,853,976)
Balance, December 31, 2012	162,990,836	$115,816,740	$19,020,057	$-	$(62,981,604)	$71,855,193

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or “the Company”) is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange MKT (“QMM”). The head office, principal address and records office of the Company are located at 1100 –1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

The Company incurred a net loss of $4,853,976 for the year ended December 31, 2012 (2011 - $11,264,539; 2010 - $2,769,248). As at December 31, 2012, the Company had an accumulated deficit $62,981,604 with a working capital of $2,056,809.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management is planning to raise additional capital to finance operations and expected growth, if necessary, or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. Although management is confident that it will be able to raise sufficient funds there is no assurance at the date these consolidated financial statements were approved that these financing initiatives will be successful. The lack of sufficient committed funding for the next 12 months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These consolidated financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

Management has planned levels of exploration spending on the Company’s properties with an expectation that future capital raises would provide the necessary funding, which includes equity financing, joint venture partners’ contributions, and/or realizing the carrying amount through the sale of mineral property interests.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

These consolidated financial statements were approved by the board of directors for issue on March 27, 2013.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2012. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

	a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values. These consolidated financial statements are presented in Canadian dollars, the Company and subsidiaries’ functional currency.

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled (directly or indirectly) by the Company (its subsidiaries) including Quaterra Alaska Inc. and Singatse Peak Services LLC – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

	b)	Accounting estimates and judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations. The areas where assumptions, estimates and judgments are significant to the consolidated financial statements relate to, but are not limited to, the following:

(i)

The recoverability of non-current taxes receivable related to Mexico value added taxes. Management uses all relevant facts available, such as the development of policies in Mexico, historical collectability, and the general economic environment of Mexico, to determine if the non-current taxes receivable is impaired;

(ii)

The recoverability of the carrying value of the mineral properties: the estimation of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables including metal price trends, plans for properties, and the results of exploration and evaluation to date;

(iii)

Fair value of derivative liabilities and share-based payments: the fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share- based payments, warrants, and the (gain) loss on the revaluation of the derivative liability;

(iv)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements; and

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

	b)	Accounting estimates and judgments, continued

(v)

Deferred tax assets: the assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

	c)	Foreign currency translation

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net income (loss).

	d)	Cash and cash equivalents

Cash and cash equivalents includes deposits in banks and highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

	e)	Marketable securities

Marketable securities in entities over which the Company has no significant influence are classified as available-for-sale and are carried at quoted market value. Resulting unrealized gains or losses are reflected in other comprehensive income (loss), while realized gains or losses are reflected in net income (loss).

	f)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

	g)	Equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized in net income (loss).

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and field equipment, and up to 75% for computer equipment.

	h)	Mineral properties

The cost of acquiring mineral properties and related exploration and development costs are deferred on an individual area of interest basis until the properties are placed into production, sold or determined to be impaired. Once a license to explore an area has been secured, directly attributable expenditures on exploration and evaluation activities are capitalized to mineral properties. Costs incurred to acquire an interest in a mineral property are capitalized as a mineral property acquisition cost. Costs incurred prior to obtaining the right to explore are expensed as incurred. Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net income (loss).

Management reviews the carrying value of capitalized acquisition and exploration costs at least annually to consider whether there are any conditions that may indicate impairment.

	i)	Unit offering

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issuance costs are netted against share proceeds.

	j)	Share-based payments

The Company has a stock option plan that is described in note 8. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amounts of reserve is transferred to share capital.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

	k)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net income (loss), except to the extent related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

	l)	Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on income per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

	m)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. It initially measures financial assets and financial liabilities at their fair value, adding or deducting directly attributable transaction costs (except for transaction costs directly attributable to acquiring financial assets or financial liabilities at fair value through profit or loss (“FVTPL”), which is recognized immediately in profit or loss). Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

	m)	Financial instruments, continued

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) FVTPL: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are recorded in net income (loss) in the period in which they arise. Financial assets and liabilities at FVTPL are classified as current, except if they are expected to be realized beyond twelve months of the statement of financial position date, where they are classified as non-current.

(ii)

Available-for-sale investments: Available-for-sale marketable securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. The Company’s available-for-sale assets are marketable securities.

Available-for-sale investments are initially recognized at fair value and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss. Available-for-sale investments are classified as non-current, unless management expects to dispose of them within twelve months. An impairment loss is established when there is a significant or prolonged decline in fair value of the investment below its cost. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in net income (loss). Any amounts related to that asset are removed from other comprehensive income (loss) and are included in net income (loss). Reversals in respect of available-for-sale financial assets are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income (loss) until the assets are disposed of.

(iii)

Loans and receivables: loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

(iv)

Financial liabilities at amortized cost: financial liabilities at amortized cost include accounts payable and accrued liabilities and due to related parties. They are initially recognized on the trade date at fair value when the Company becomes a party to the contractual provisions of the instrument and derecognized when its contractual obligations are discharged or cancelled, or they expire.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

	m)	Financial instruments, continued

(v)

Derivative financial instruments: the Company’s warrants that have an exercise price denominated in US dollars, which is different to the Company’s functional currency, are treated as derivative liabilities at fair value determined using the Black-Scholes option pricing model. Changes in fair values have been recorded as gains or losses in net income (loss).

3.	Future accounting changes

The Company has reviewed new and revised accounting pronouncements that have been issued by the IASB but are not yet effective and determined that the following may have an impact on the Company:

a)

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of International Accounting Standard (“IAS”) 39, Financial Instruments: Recognition and Measurement, that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

For financial liabilities, the standard retains most of the IAS 39 requirements, except that fair value changes due to credit risk for liabilities designated as FVTPL would generally be recorded in other comprehensive income.

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

b)

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

3.	Future accounting changes, continued

c)

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

d)	IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for all forms of interests in other entities including joint arrangements and associates.

e)

IFRS 13, Fair Value Measurement, establishes a single framework for measuring fair value where it is required by other standards. It aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS.

f)

There have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

The above standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

g)

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income on the basis of whether they are potentially classifiable to profit or loss subsequently. The amendment is effective for annual reporting periods beginning on or after July 1, 2012. The Company anticipates that the adoption of this standard will have no material impact.

IAS 1 is required to be applied for accounting periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company is currently evaluating the impact of these new pronouncements on its consolidated financial statements. The adoption of these standards is not expected to have a significant impact on the Company's financial position or financial performance.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”):

		December 31, 2012			December 31, 2011
			Accumulated			Accumulated
	Number of		unrealized	Carrying		unrealized	Carrying
	shares	Cost	losses	value	Cost	losses	value
Redtail	66,667	$38,866	$(32,533)	$6,333	$38,866	$(26,199)	$12,667
Auramex	100,000	40,000	(34,000)	6,000	40,000	(25,000)	15,000
		$78,866	$(66,533)	$12,333	$78,866	$(51,199)	$27,667

During the year ended December 31, 2012, the Company’s shareholding in Auramex was reduced from 1,000,000 to 100,000 common shares due to a share consolidation of 1-for-10 by Auramex.

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

During the year ended December 31, 2012, management made the assessment that the marketable securities have experienced a prolonged decline in their fair values. Accordingly, an impairment of $66,533 has been transferred from accumulated other comprehensive loss and recognized in net loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total
Cost
Balance, December 31, 2010	$97,348	$93,651	$354,228	$545,227
Additions during the year	50,683	81,219	186,885	318,787
Disposals	-	-	(59,498)	(59,498)
Balance, December 31, 2011	148,031	174,870	481,615	804,516
Additions during the year	-	-	9,676	9,676
Balance, December 31, 2012	$148,031	$174,870	$491,291	$814,192
Accumulated depreciation
Balance December 31, 2010	$93,708	$63,679	$169,497	$326,884
Depreciation for the year	19,006	32,174	98,630	149,810
Disposals	-	-	(20,973)	(20,973)
Balance, December 31, 2011	112,714	95,853	247,154	455,721
Depreciation for the year	27,398	23,705	82,492	133,595
Balance, December 31, 2012	$140,112	$119,558	$329,646	$589,316
Carrying value
At December 31, 2011	$35,317	$79,017	$234,461	$348,795
At December 31, 2012	$7,919	$55,312	$161,645	$224,876

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs for mineral properties for the year ended December 31, 2012 and 2011 were as follows:

	United States					Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Property	Property		Properties	Properties		Properties
Acquisition
Balance, December 31, 2011	$2,358,534	$2,803,906	$120,357	$4,761,909	$2,384,460	$1,535,959	$1,737,922	$15,703,047
Additions during the year	719,304	389,956	16,135	200,680	619,285	87,351	740,915	2,773,626
Disposal of mineral property	-	-	-	-	(949,052)		-	(949,052)
Recovery - Goldcorp	-	-	-	-	-	-	(5,950)	(5,950)
Balance, December 31, 2012	3,077,838	3,193,862	136,492	4,962,589	2,054,693	1,623,310	2,472,887	17,521,671

Exploration
Balance, December 31, 2011	17,144,368	3,623,164	554,119	7,728,123	763,148	3,920,039	9,604,778	43,337,739
Geological	832,756	940,564	193,948	108,831	68,838	189,143	1,282,023	3,616,103
Geophysical	50,798	31,251	4,468	-	88,588	140,709	17,288	333,102
Geochemical	79,293	416,847	38,266	-	7,867	82,048	491,926	1,116,247
Drilling	6,390	624,681	529,490	-	-	219,016	877,730	2,257,307
Technical studies	475,364	640,819	1,055	14,132	-	130,778	140,919	1,403,067
Other	194,706	244,635	190,700	15,989	-	10,750	169,780	826,560
Additions during the year	1,639,307	2,898,797	957,927	138,952	165,293	772,444	2,979,666	9,552,386
Disposal of mineral property	-	-	-	-	(210,617)	-	-	(210,617)
Recovery - Goldcorp	-	-	-	-	-	-	(35,618)	(35,618)
Balance, December 31, 2012	18,783,675	6,521,961	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Total acquisition and exploration Balance, December 31, 2012	$21,861,513	$9,715,823	$1,648,538	$12,829,664	$2,772,517	$6,315,793	$15,021,713	$70,165,561

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	United States					Mexico
	MacArthur	Yerington	Alaska	Uranium	Other	Nieves	Other	Total
Mineral Properties	Property	Property		Properties	Properties		Properties
Acquisition
Balance, December 31, 2010	$1,731,500	$2,100,233	$276,933	$4,458,996	$2,165,930	$1,472,896	$1,267,888	$13,474,376
Additions during the year	627,034	703,673	6,644	302,913	1,075,462	63,063	489,238	3,268,027
Impairments	-		(163,220)	-	(856,932)	-	-	(1,020,152)
Recovery - Goldcorp	-	-	-	-	-	-	(19,204)	(19,204)
Balance, December 31, 2011	2,358,534	2,803,906	120,357	4,761,909	2,384,460	1,535,959	1,737,922	15,703,047

Exploration
Balance, December 31, 2010	10,820,796	839,354	2,415,742	7,611,207	1,005,545	2,780,131	6,138,519	31,611,294
Geological	911,405	636,992	134,021	99,946	208,468	180,940	1,484,410	3,656,182
Geophysical	172,171	75,661	108,182	-	282,868	12,556	583,421	1,234,859
Geochemical	1,045,297	323,472	10,032	27	17,268	143,686	390,895	1,930,677
Drilling	3,703,192	1,128,462	162,549	-	128,770	718,257	1,914,623	7,755,853
Technical studies	61,995	232,696	1,965	12,075	-	59,112	41,006	408,849
Other	429,512	386,527	-	4,868	4,929	25,357	263,851	1,115,044
Additions during the year	6,323,572	2,783,810	416,749	116,916	642,303	1,139,908	4,678,206	16,101,464
Impairments	-	-	(2,278,372)	-	(884,700)	-	-	(3,163,072)
Recovery - Goldcorp	-	-	-	-	-	-	(1,211,947)	(1,211,947)
Balance, December 31, 2011	17,144,368	3,623,164	554,119	7,728,123	763,148	3,920,039	9,604,778	43,337,739
Total acquisition and exploration December 31, 2011	$19,502,902	$6,427,070	$674,476	$12,490,032	$3,147,608	$5,455,998	$11,342,700	$59,040,786

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC (“North Exploration”), the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2.207 million of which $1.783 million has been paid to March 27, 2013:

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus $31,440 interest by January 15, 2013 (paid)
(v)	US$424,000 plus interest at the rate of 6% per annum by January 15, 2014 or US$212,000 plus interest by January 15, 2014 and 2015, respectively.

The property is subject to a 2% net smelter return (“NSR”), which may be reduced to 1% for US$1 million.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was US$500,000 cash, 250,000 of the Company’s common shares and a 2% NSR capped at US$7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company (“ARC”) and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington Mine Site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary Settlement Agreement (the “Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. The Company may elect to fund 50% of these repairs at an expected cost of approximately US$300,000 and be completed by 2014.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	b)	Yerington Property, Nevada, continued

As part of the Agreement, the Company will obtain a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site. ARC is the primary responsible party for the existing environmental liabilities at the site due to its ownership of Anaconda and past operations at the site.

	c)	Butte Valley Copper Prospect, Nevada

On January 1, 2011, the Company entered into an option agreement with North Exploration to acquire 41 mining claims in White Pine County, Nevada, known as the Butte Valley property. The Company can earn a 100% interest in the claims by making staged payments totaling US$1 million

On August 2, 2012, the Company entered into a purchase and sale agreement with Freeport-McMoRan Mineral Properties (“FMMP”) for Butte Valley at gross proceeds of US$2 million. A gain of $820,712 from the sale was recorded in the year ended December 31, 2012.

On October 2, 2012, the Company received net proceeds of $1,737,692 from FMMP, after mineral claim payments and settlement fees. The Company retains the right, if and when FMMP completes a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR.

	d)	Copper Canyon Project, Nevada

Pursuant to an agreement in November 2007, as amended October 9, 2009 and October 19, 2010, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totaling US$625,000 as follows:

(i)	Initial payment of US$15,000 (paid) and US$70,000 on or before November 6, 2009 (paid)
(ii)	Commencing November 6, 2010, US$35,000 (paid) annually through November 6, 2024 (2011 and 2012 paid)
(iii)	US$15,000 on or before November 6, 2025.

The property is subject to a 2.5% NSR on commencement of commercial production, which can be reduced to 2% for US$500,000. Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	e)	Goldfield East Claims, Nevada

On June 15, 2011, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Esmeralda County, Nevada, for US$1 million over ten years:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before June 15, 2012 (paid) and 2013
(iii)	US$40,000 on or before June 15, 2014
(iv)	US$50,000 each on or before June 15, 2015 and 2016
(v)	US$100,000 each on or before June 15, 2017, 2018 and 2019
(vi)	US$250,000 each on or before June 15, 2020 and 2021.

The property is subject to a 2% NSR on commencement of commercial production.

f)	Poker Brown Project, Nevada

On August 24, 2012, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Pershing County, Nevada, for US$1 million payable over 10 years as follows:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before August 24, 2013 and 2014
(iii)	US$40,000 on or before August 24, 2015
(iv)	US$50,000 each on or before August 24, 2016 and 2017
(v)	US$100,000 each on or before August 24, 2018, 2019 and 2020
(vi)	US$250,000 each on or before August 24, 2021 and 2022.

A 2.5% NSR is required upon commercial production of which 0.5% can be purchased at US$500,000.

g)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before May 26, 2013
(iv)	US$110,000 each on or before May 26, 2014 and 2015
(v)	US$200,000 each on or before anniversary date until May 26, 2020.

The Company is required to incur a total of US$300,000 exploration work on or before May 26, 2014, and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	g)	Wassuk Copper Project, Nevada, continued

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1.5 million.

	h)	Missouri Flat Prospect, Nevada

On August 1, 2011, the Company entered into an option agreement with a private owner to acquire a 100% interest in certain mining claims situated in Lyon County, Nevada, for US$500,000 as below:

(i)	US$5,500 upon execution (paid)
(ii)	US$5,000 on or before January 1, 2012 (paid)
(iii)	US$10,000 each on or before January 1, 2013 (paid in 2012) and July 15, 2013
(iv)	US$10,000 each on or before January 1, 2014 and July 15, 2014
(v)	US$10,000 each on or before January 1, 2015 and July 15, 2015
(vi)	The remaining US$369,500 on or before January 1, 2018 unless subsequently amended
(vii)	US$15,000 each on or before January 1, 2016 and July 15, 2016
(viii)	US$15,000 each on or before January 1, 2017 and July 15, 2017.

The Company has an option at any time to purchase the property for the difference between US$500,000 and the sum of the amount previously paid.

i)	South West Tintic, Utah

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company was required to make US$1 million option payments (US$60,000 paid) over 10 years.

Effective May 29, 2009, as amended August 28, 2012, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation (“FMEC”) of Phoenix, Arizona, for the property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment (paid) and by spending US$4.725 million on exploration over five years.

The property is subject to a 2% NSR on commencement of commercial production, which may be reduced to 1% for US$1 million.

j)	Peg Leg, Arizona

On August 27, 2009, the Company signed an earn-in agreement with FMEC for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3 million on exploration by December 31, 2012. In the first quarter of 2011, the property was returned and total exploration expenditures of $257,533 were written off.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	k)	Herbert Gold Project, Alaska

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Gold Project. To earn a 100% interest, the Company, and subsequent to June 2010 the joint venture between Quaterra and Grande Portage Resources Ltd. (“Grande Portage”), is required to make annual payments of US$12,000 from November 2007 to 2011 (paid), US$20,000 from November 2012 (paid) to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter.

In June 2010, Grande Portage entered into an agreement with Quaterra to earn up to a 65% interest in the Herbert Gold Project by spending US$1.25 million by June 15, 2012. As of December 31, 2012, Grande Portage had earned its 65% interest and the Company retained a 35% interest. The two parties formed a joint venture for the further exploration and development of the property, with each party bearing their proportionate share of the costs. If any party does not contribute their proportionate share of such costs, then the joint venture agreement includes a dilution formula whereby if any party's interest is reduced to 10% or less, its interest will be automatically converted into a 1% NSR, which may be acquired by the other party at any time for US$1 million.

The property is subject to a NSR on commencement of commercial production as follows:

(i)	3.0% on gold prices less than US$400/ounce
(ii)	3.5% on gold prices between US$401/ounce and US$500/ounce
(iii)	4.0% on gold prices between US$501/ounce and US$600/ounce
(iv)	5.0% on gold prices above US$601/ounce.

l)	Uranium Properties (Arizona, Utah and Wyoming)

Pursuant to a June 2005 agreement with North Exploration, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. The Company is required to make payments of US$500,000 (paid) and issue 600,000 common shares (issued) before September 6, 2010.

The property is subject to a 2% NSR upon commencement of commercial production, which can be reduced to 1% for US$1 million.

Pursuant to an August 2006 agreement, as amended subsequently, with Nustar Exploration LLC (“NuStar”), the Company leased 18 claims in the Arizona Strip District. The Company is required to pay the following:

(i)	US$90,000 on or before August 10, 2008 (paid)
(ii)	US$100,000 on or before August 10, 2013.

Each group of claims within this agreement is subject to a 4% royalty upon commencement of commercial production of which 3% royalty can be bought back for US$500,000 per claim group.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	l)	Uranium Properties (Arizona, Utah and Wyoming), continued

On March 23, 2007, the Company entered into a Purchase and Royalty Agreement with NuStar to acquire certain unpatented lode mining claims in Mohave County, Arizona, for US$125,000 cash payment. The claims are subject to a 4% royalty of which 75% can be purchased for US$1 million (reduced from 4% to 1%) as it applies to each breccia pipe discovered on the claims.

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of Quaterra’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal

In April 2012, the Company, together with various co-plaintiffs filed a lawsuit in the United States District Court for the State of Arizona naming as defendants the United States Department of the Interior and the BLM. The results of this legal action are unknown at this time, and, if not successful, could lead to an impairment write-down of approximately $10 million.

	m)	Cave Peak Molybdenum Prospect, Texas

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows: US$230,000 on or before March 27, 2010 (paid); US$150,000 on or before March 27, 2011 (paid by FMEC); and US$220,000 on or before March 27, 2012 (paid by FMEC).

On July 24, 2009, the Company acquired a mining lease with the state of Texas for 19 years for a total of US$120,462 (US$30,462 paid); US$35,000 is due upon the submittal of an initial plan of operations to conduct exploration; and US$55,000 on submittal of a supplemental plan of operations to conduct mining. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows:

(i)	US$26,190 on July 24, 2010 (paid)
(ii)	US$26,190 on each anniversary date 2011 (paid by FMEC), 2012 (paid by FMEC) and 2013
(iii)	US$39,280 on each anniversary date between 2014 and 2018
(iv)	US$78,560 on each anniversary date between 2019 and 2023
(v)	US$104,750 on each anniversary date between 2024 and 2027.

Effective November 1, 2010, as amended February 3, 2012, the Company entered into an option agreement with FMEC, which allows FMEC to earn 70% of this property by paying future land and lease holding costs and by spending US$5 million in exploration expenditures by December 31, 2016. Except for the 2011 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

This property is subject to a production royalty of 6.25% on commencement of commercial production with an annual advanced minimum royalty (“AMR”) of US$500,000.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	n)	Reveille Property, Nevada

Pursuant to an agreement made in August 2010, the Company entered into a lease with an option to purchase certain mining claims known as the Reveille claims in Nye County, Nevada. The total consideration is US$1 million over 10 years as follows:

(i)	US$20,000 upon execution (paid) and US$20,000 each on or before July 31, 2011 and 2012 (paid)
(ii)	US$40,000 on or before July 31, 2013
(iii)	US$50,000 each on or before July 31, 2014 and 2015
(iv)	US$100,000 each on or before July 31, 2016 and 2017
(v)	US$100,000 on or before July 31, 2018
(vi)	US$250,000 each on or before July 31, 2019 and 2020.

The property is subject to a 2% NSR on commencement of commercial production of which 1% can be bought down for US$1 million.

o)	Willow Creek Molybdenum Project, Montana

On March 24, 2011, the Company renegotiated the option agreement with Willow Creek Discovery Group, LLC for the Willow Creek property in Montana. All second anniversary option payments (year 2010) were waived and cancelled providing that all claim rental payments are made and additional drilling to a minimum of 500 feet is undertaken. The Company terminated the option agreement and recorded an impairment of $1,109,446 in the second quarter of 2011.

p)	Nieves Silver Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with U.S.-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1.5 million to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the joint venture partner, Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee. As at December 31, 2012, Blackberry owed $613,753 (2011 - $158,370) for their share of exploration expenditures incurred in the second half of the year. Subsequent to the year-end December 31, 2012, US$189,994 was received.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	q)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp to fund the Company’s mining properties in central Mexico totalling US$10 million. In February 2010 and 2011, US$4 million and US$6 million, respectively, were received from Goldcorp (note 7). In April 2012, the IFA was extended to January 29, 2013 and Goldcorp was required to acquire additional common shares (note 7(c)).

In February 2010, Goldcorp selected Sierra Sabino for advanced exploration. For the year ended December 31, 2012, the Company incurred marginal exploration expenditures and had no plan for further exploration work.

	r)	Microondas Precious Metal Prospect (part of IFA), Mexico

On April 8, 2011, the Company entered into a letter of intent agreement with La Cuesta International Inc. (“LCI”) to acquire a 100% interest in six mineral concessions in Zacatecas, Mexico, in consideration of certain cash payments and the issuance of up to 20,000 common shares of the Company as follows:

(i)	US$10,000 on or before December 1, 2011 (paid)
(ii)

US$10,000 on or before June 1, 2012 (paid) and elected a one-time cash payment equal to the value of 20,000 common shares based on the share price at the close of trading on May 15, 2012 (US$8,000 - paid)

(iii)	US$15,000 on or before December 1, 2012 (paid)
(iv)	US$20,000 on or before June 1, 2013
(v)	US$25,000 on or before December 1, 2013
(vi)	US$25,000 each six months thereafter.

The property is subject to a 1% NSR that is capped at US$5 million and a 2% NSR for a portion of the property.

s)	Santo Domingo, Mexico (part of IFA)

On January 6, 2010, the Company entered into an option agreement with LCI, pursuant to which the Company has an option to acquire a 100% interest in four mineral concessions located in Durango, Mexico, known as the Santo Domingo prospect. Total consideration consists of US$7.5 million in cash payments, including NSR royalties, 100,000 common shares of the Company and $50,000 (incurred) in work expenditures as follows:

(i)	US$10,000 and 100,000 common shares on January 6, 2010 (paid and issued) and US$10,000 on July 1, 2010 (paid)
(ii)	US$15,000 on or before January 1, 2011 (paid) and US$15,000 on or before July 31, 2011 (paid)
(iii)	US$20,000 each on or before January 1, 2012 (paid in 2011) and July 31, 2012 (paid)
(iv)	Commencing January 1, 2013 (paid for January 2013), US$25,000 every six months.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	s)	Santo Domingo, Mexico (part of IFA), continued

The property is subject to 1% NSR on materials removed from the property, and 0.5% on any properties acquired within a specified area. The Company shall pay a minimum of US$25,000 per calendar quarter or the NSR, whichever is greater, upon commencing mining operations.

	t)	El Calvo, Mexico (part of IFA)

On June 14, 2012, the Company entered into an option agreement allowing the Company to earn a 100% interest in the El Calvo property located in San Luis Potosi State, Mexico. The Company is required to pay US$1.7 million over four years as below:

(i)	US$50,000 on June 14, 2012 (paid)
(ii)	US$100,000 on June 14, 2013
(iii)	US$150,000 on December 14, 2013
(iv)	US$250,000 on June 14, 2014
(v)	US$400,000 on June 14, 2015
(vi)	US$750,000 on June 14, 2016.

u)	Tecolote, Mexico (part of IFA)

On September 30, 2008, the Company and EXMIN Resources Inc. (“EXMIN”) entered into an agreement allowing the Company to earn a 75% interest in EXMIN’s Tecolote Property, Mexico. Under the terms of the agreement, the Company can earn a 75% interest in the property by spending US$500,000 (US$678,015 incurred) in exploration costs by September 30, 2012 plus making cash payments of US$100,000 on or before September 30, 2011 (paid).

v)	Impairments

In 2011 five mineral properties were deemed to be impaired due to lack of exploration merits: Duke Island - $2,441,592, Peg Leg - $257,533, Klondike - $49,809, Gray Hill - $324,844 and Willow Creek - $1,109,446, totaling $4,183,224. There were no mineral properties written down during the year ended December 31, 2012.

w)	Realization of assets

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, and on the attainment of successful commercial production or from the proceeds of disposal. The attainment of commercial production is in turn dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

6.	Mineral properties, continued

	x)	Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mineral properties. Although the Company has taken steps to ensure title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

	y)	Environmental matters

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. With the exception of the Yerington property, the Company may also be held liable should environmental problems be discovered that were caused by former owners and operators. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

7.	Share capital

	a)	The Company has authorized an unlimited number of common shares without par value.

b)

On December 28, 2012, the Company completed a US$0.35 non-brokered private placement and issued 6,541,571 units for gross proceeds of US$2,289,550 ($2,259,462). Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at US$0.53 for a period two years, expiring December 28, 2014, subject to the following acceleration provision: if, at any time after four months from the date of closing of the Offering, the five-day weighted average trading price of the Company’s common stock on the NYSE MKT exceeds US$1.00 (the last day of such five-day period being the (“Trigger Date”), the Company will, within seven days of the Trigger Date (the “Notice Date”) accelerate the expiry date of the warrants by giving notice to the holders of the warrants that the expiry date of the warrants has been accelerated to 30 days after the Notice Date. The Company has determined that such warrants with an exercise price denominated in a currency that is different from the Company’s functional currency are classified as a derivative liability and carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in net income (loss).

The gross proceeds of $2,259,462 were allocated to common shares in the amount of $1,484,789 and to warrants in the amount of $774,673. Share issue costs totaled $55,452 and were allocated against the common share proceeds.

The fair value of the warrants was estimated at $0.12 on the date issued using the Black-Scholes option pricing model assuming an expected volatility of 85%, a risk-free interest rate of 1.1%, a dividend yield of 0%, and an expected term of two years. As at December 31, 2012, 6,541,571 warrants entitling the holder to purchase 6,541,571 common shares of the Company were outstanding.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

7.	Share capital, continued

c)

On April 12, 2012, the Company closed a private placement and issued 4 million common shares for gross proceed of $2.48 million under the terms of the Amended and Restated IFA with Goldcorp. The proceeds were used to fund additional exploration on certain properties in central Mexico. Share issue costs of $61,118 were incurred.

The original IFA entered into January 29, 2010 provided Goldcorp with an option to acquire a certain interest in the Company’s central Mexico projects for US$10 million over two years. Pursuant to which, in February 2011, the Company issued 3,293,407 common shares and 1,646,703 share purchase warrants for gross proceeds of US$6 million ($5,994,000) and, in February 2010, the Company issued 3,001,418 common shares and 1,500,709 share purchase warrants for gross proceeds of US$4 million ($4,231,999).

8.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the years ended December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
	Number of	Weighted Average		Weighted Average
	Options	Exercise Price	Number of Options	Exercise Price
Outstanding, beginning of year	11,460,000	$1.53	10,624,000	$1.60
Granted	3,695,000	$0.47	3,690,000	$1.26
Expired	(1,145,000)	$2.61	(2,199,500)	$1.54
Exercised	-	$-	(654,500)	$1.11
Outstanding, end of year	14,010,000	$1.16	11,460,000	$1.53
Exercisable, end of year	13,635,000	$1.17	11,158,333	$1.53

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

8.	Share-based payments, continued

	a)	Stock options, continued

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expiry Date	December 31, 2012	December 31, 2011
$ 3.33	$ 1.98	July 20, 2012	-	775,000
$ 3.45	$ 2.05	March 31, 2013	150,000	150,000
$ 3.30	$ 1.87	June 19, 2013	905,000	905,000
$ 0.98	$ 0.52	November 9, 2014	1,745,000	1,750,000
$ 1.02	$ 0.51	November 9, 2014	2,095,000	2,100,000
$ 2.00	$ 1.22	January 14, 2015	40,000	40,000
$ 1.80	$ 0.85	April 1, 2015	100,000	100,000
$ 1.76	$ 0.97	April 22, 2015	200,000	200,000
$ 1.29	$ 0.75	August 9, 2015	1,605,000	1,685,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 0.60	$ 0.12	December 31, 2015	400,000	-
$ 1.60	$ 0.96	March 24, 2016	305,000	355,000
$ 1.25	$ 0.74	August 9, 2016	2,800,000	2,935,000
$ 0.90	$ 0.51	October 24, 2016	300,000	300,000
$ 0.50	$ 0.32	March 27, 2017	100,000	-
$ 0.45	$ 0.28	June 28, 2017	3,100,000	-
Total stock options outstanding			14,010,000	11,460,000

The weighted average remaining contractual life for options outstanding and exercisable on December 31, 2012 was 2.91 (2011 – 3.25) years and 2.90 (2011 – 3.22) years, respectively.

On January 1, 2013, 25,000 stock options at an exercise price of $0.45 and an expiry date of June 28, 2017 expired unexercised due to forfeiture.

The Company uses the following weighted average assumptions to fair value the options granted through the Black-Scholes option pricing model:

	December 31, 2012	December 31, 2011	December 31, 2010
Weighted average share price	$0.44	$1.26	1.39
Risk-free interest rate	1.11%	1.13%	4.45%
Expected share price volatility	82%	89%	92%
Expected option life in years	3.9	4.0	3.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Volatility was determined based on the historical volatility over the estimated lives of the options.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

8.	Share-based payments, continued

	a)	Stock options, continued

The share-based payments expense is incurred as follows:

	Years ended December 31,
	2012	2011	2010
Consultants	$368,835	$1,078,605	$1,175,872
Directors and officers	460,455	1,018,476	787,668
Employees	217,227	749,626	287,718
	$1,046,517	$2,846,707	$2,251,258

b)	Share purchase warrants

The following table presents changes in warrants for the years ended December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	9,009,512	$1.94	20,186,023	$1.16
Issued	6,541,571	$0.53	1,646,703	$2.27
Expired	(7,362,809)	$1.87	(971,982)	$0.75
Exercised	-	$-	(11,851,232)	$0.75
Outstanding, end of year	8,188,274	$0.88	9,009,512	$1.94

The following summarizes information about the share purchase warrants as of December 31, 2012 and 2011:

Expiry date	Exercise price	December 31, 2012	December 31, 2011
February 4, 2012	$1.76	-	1,500,709
October 27, 2012	$1.90	-	5,862,100
February 7, 2013	$2.27	1,646,703	1,646,703
December 28, 2014	USD 0.53	6,541,571	-
		8,188,274	9,009,512

On February 7, 2013, 1,646,703 warrants at an exercise price of $2.27 expired unexercised.

c)

Pursuant to a financial and advisory service agreement dated April 15, 2011, the Company issued 98,483 (2011 – 89,983) common shares during the year ended December 31, 2012 for such services with a fair value of $45,000 (2011 - $90,000). The agreement expired April 15, 2012.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

8.	Share-based payments, continued

	d)	Agent compensation options

During the year ended December 31, 2011, the Company issued 703,452 agent compensation options at an exercise price of $1.45 expiring October 27, 2012 in relation to the brokered private placement on October 27, 2010. Each option entitles the agent to acquire one common share of the Company and one- half of one share purchase warrant exercisable at $1.90 by October 27, 2012 on which date the entire agent compensation options expired unexercised.

e)

Warrants issued on November 27, 2008, December 19, 2008 and January 15, 2009 with respect to the convertible debt financing had an exercise price denominated in US dollars. As a result, these warrants are required to be measured and recognized at fair value with changes subsequent to the initial recognition charged to the net income (loss) until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model.

For the year ended December 31, 2010, the Company recorded a warrant revaluation gain of $4,037,184 resulting from the fair value change of this derivative liability that expired unexercised. On exercise of the warrants, the associated derivative liability of $4,440,760 was transferred to share capital.

9.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,625,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Compensation awarded to key management was as follows:

	Years ended December 31,
	2012	2011	2010
Salaries and employee benefits	$918,297	$805,770	$637,500
Directors' fees	126,971	110,294	113,240
Share-based payments	460,455	1,018,476	787,668
	$1,505,723	$1,934,540	$1,538,408

10.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Years ended December 31,
	2012	2011	2010
Manex Resource Group (a)	$535,349	$514,577	$501,350
Lawrence Page, Q.C. Law Corp. (b)	4,115	6,410	7,820
Atherton Enterprises Ltd. (c)	157,880	175,000	175,000
	$697,344	$695,987	$684,170

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

10.	Related party transactions, continued

a)

Manex Resource Group (“Manex”) is a private company owned by a director that provides general office and administrative services. As of December 31, 2012, $26,374 (2011 - $47,884) was still owing in due to related parties.

	b)	Lawrence Page, Q.C. Law Corp. is a company owned by a director that provides legal services. As of December 31, 2012, $616 (2011 - $nil) was still owing in due to related parties.

	c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services to the Company.

11.	Supplemental cash flow information

For the years ended	December 31,	December 31,	December 31,
	2012	2011	2010
Non-cash items
Mineral property expenditures included in accounts payable	$302,366	$1,415,599	$622,884
Non-cash share issue costs	$-	$-	$533,480
Shares received for mineral properties	$-	$-	$40,000
Shares issued for mineral properties	$-	$-	$355,500

As at	December 31,	December 31,
	2012	2011
Cash and cash equivalents comprises
Cash	$1,795,555	$2,147,321
Term deposits and bankers acceptance	-	10,000,000

12.	Deferred income taxes

	a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2012	2011	2010

Loss for the year	$4,853,976	$11,264,539	$2,769,248
Canadian statutory tax rate	25.0%	26.5%	28.5%
Income tax benefit computed at statutory rates	1,213,494	2,985,103	789,236
Foreign tax rates different from statutory rates	224,933	266,896	22,335
Temporary differences	887,107	311,553	2,228,377
Change in timing differences	427,291	(1,316,464)	(960,676)
Rate difference between current and deferred taxes	(66,920)	45,108	38,709
Foreign exchange gains or losses	(531,660)	345,176	(831,885)
Permanent differences	(284,224)	(820,811)	(659,490)
Unused tax losses and tax offsets not recognized in tax asset	(1,870,021)	(1,816,561)	(626,606)

	$-	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

12.	Deferred income taxes, continued

Effective January 1, 2012, the Canadian federal corporate tax rate decreased from 16.5% to 15.0% and the British Columbia provincial tax rate remained the same at 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 26.5% to 25.0%.

In 2009, the Mexican government approved tax reform that includes a 2% increase in the income tax rate in Mexico from 28% to 30% for a three-year period starting in 2010.

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2012 and 2011 are presented below:

	2012	2011

Deferred tax assets
Tax losses carried forward	$5,915,207	$4,781,079
Tax value over book value of equipment	59,294	46,722
Tax value over book value of investments	-	4,585
Deferred tax assets	5,974,501	4,832,386
Deferred tax liability
Book value over tax value of mineral properties	(5,974,501)	(4,832,386)
Net deferred tax assets	$-	$-

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,	December 31,
	2012	2011

Non-capital losses	$22,770,000	$19,689,000
Share issue costs	709,000	1,057,000
Tax value over book value of mineral properties	5,915,000	3,837,000
Tax value over book value of equipment	134,000	57,000
Tax value over book value of investments	33,000	16,000
Unrecognized deductible temporary differences	$29,561,000	$24,656,000

The Company’s unrecognized unused non-capital losses expire as follows:

	Canada	United States	Mexico
2014 - 2018	$643,000	$-	$6,652,000
2019 - 2023	-	916,000	15,753,000
2024 - 2032	16,299,000	4,910,000	-
Total	$16,942,000	$5,826,000	$22,405,000

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

13.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $19,250 for a five-year term expiring August 31, 2017. The Company may terminate the agreement by paying Manex the lesser of $462,000 or a total of fee owing for the remainder of the term.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years.

	c)	As of December 31, 2012, the Company had the following commitments related to its office premises:

December 31, 2013	$277,561
December 31, 2014	251,296
December 31, 2015	231,000
December 31, 2016	231,000
December 31, 2017	154,000
$1,144,857

14.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	December 31, 2012		December 31, 2011

		Mineral	Taxes		Mineral
	Equipment	property	receivable	Equipment	property
Mexico	116,722	21,337,506	919,315	194,290	16,798,700
U.S.A	108,154	48,828,055	-	154,505	42,242,086
Total	$224,876	$70,165,561	$919,315	$348,795	$59,040,786

15.	Capital management and financial instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

15.	Capital management and financial instruments, continued

There were no changes in the Company’s approach to capital management during the year ended December 31, 2012.

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following is a summary classification of financial instruments as of December 31, 2012 and 2011:

					Total
	Loans and	Available-	Held-for-	Other financial	carrying
December 31, 2012	receivables	for-sale	trading	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$1,795,555	$-	$1,795,555
Restricted cash	80,148				80,148
Amounts due from joint venture partners	613,753				613,753
Marketable securities		12,333			12,333
Reclamation bonds	170,287				170,287
Financial liabilities					-
Accounts payable and accrued liabilities				(656,115)	(656,115)
Due to related parties				(26,990)	(26,990)
Derivative liabilities - warrants		(774,673)			(774,673)
	$864,188	$(762,340)	$1,795,555	$(683,105)	$1,214,298

				Other	Total
	Loans and	Available-	Held-for-	financial	carrying
December 31, 2011	receivables	for-sale	trading	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$12,147,321	$-	$12,147,321
Restricted cash	94,638				94,638
Amounts due from exploration partners	240,222				240,222
Marketable securities		27,667			27,667
Reclamation bonds	519,092				519,092
Financial liabilities					-
Accounts payable and accrued liabilities				(1,829,704)	(1,829,704)
Due to related parties				(47,884)	(47,884)
	$853,952	$27,667	$12,147,321	$(1,877,588)	$11,151,352

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

15.	Capital management and financial instruments, continued

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $12,333 (2011 -$27,667). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $774,673 (2011 - $nil). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in note 7(b) as determined at the reporting date.

The recorded amount for cash equivalents, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Currency risk

The Company operates internationally and is exposed to foreign currency risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

The Company is exposed to currency risk as follows:

	December 31, 2012		December 21, 2011
	US	Pesos	US	Pesos
Cash	$1,715,415	183,410	$1,155,138	1,114,735
Other receivables and restricted cash	69,000	-	69,000	12,614,401
Due from exploration partners	616,899	-	236,206	-
Reclamation bond	171,160	-	510,415	-
Accounts payable and accrued liabilities	(343,686)	(760,178)	(1,498,898)	(53,726)
Derivative liabilities - warrants	(784,988)	-	-	-
Net foreign exposure	$1,443,800	(576,768)	$471,861	13,675,410

Based on the above net foreign currency exposures as at December 31, 2012, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $73,930 (2011 - $24,402) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2012, 2011 and 2010
(Expressed in Canadian dollars)

15.	Capital management and financial instruments, continued

Market value, continued

Interest rate risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2012. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s marketable securities are carried at market value and are therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would have no material impact on the value of the Company’s marketable securities.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s financial instruments that are exposed to credit risk and for which the balances represent the maximum exposure to credit risk are cash and cash equivalents, restricted cash, amounts due from exploration partners, and taxes and other receivables. The Company manages its credit risk on cash and cash equivalents and restricted cash by maintaining these balances at Canadian chartered banks and financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. Taxes receivables include balances due from the Canadian federal government.

At December 31, 2012, management assessed the probability of recovering the non-current taxes receivable and determined that the probability of recovery was remote and, accordingly, recognized an impairment loss of $895,769 (2011 - $Nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $656,115 are due in the first quarter of fiscal 2013 and due to related parties of $26,990 are due on demand.